UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Aspen Technology, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

29109X106

(CUSIP Number)

Sara Yang Bosco

Senior Vice President, Secretary & General Counsel

Emerson Electric Co.

8000 West Florissant Avenue

St. Louis, MO 63136

314-553-2000

With a Copy to:

Phillip R. Mills

Marc O. Williams

Cheryl Chan

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

212-450-4000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 16, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 29109X106	Page 2 of 25 Pages

1	NAMES OF REPORTING PERSONS Emerson Electric Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,307,514
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,307,514
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,307,514
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.46%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 29109X106	Page 3 of 25 Pages

1	NAMES OF REPORTING PERSONS EMR Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,307,514
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,307,514
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,307,514
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.46%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 29109X106	Page 4 of 25 Pages

1	NAMES OF REPORTING PERSONS EMR Worldwide Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,307,514
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 36,307,514
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,307,514
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.46%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Aspen Technology, Inc., a Delaware corporation (the “Issuer” or “New AspenTech”). The Issuer’s principal executive office is located at 20 Crosby Drive, Bedford, Massachusetts 01730.

Item 2.	Identity and Background.

(a) - (c), (f)

This Schedule 13D is being filed jointly by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

1.

Emerson Electric Co. (“Emerson”) is a corporation incorporated under the laws of the State of Missouri. The principal business of Emerson is being a global technology and engineering company that provides innovative solutions for customers in industrial, commercial and residential markets. The principal office address of Emerson is 8000 West Florissant Avenue, St. Louis, MO 63136.

2.	EMR Holdings, Inc. (“EMR Holdings”), a corporation incorporated under the laws of the State of Delaware, is a holding company and a direct wholly owned subsidiary of Emerson. The principal office address of EMR Holdings is 8000 West Florissant Avenue, St. Louis, MO 63136.

3.	EMR Worldwide Inc. (“Emerson Sub”), a corporation incorporated under the laws of the State of Delaware, is a holding company and a direct wholly owned subsidiary of EMR Holdings. The principal office address of Emerson Sub is 8000 West Florissant Avenue, St. Louis, MO 63136.

The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of each of the Reporting Persons is set forth in Schedules I through III hereto and are incorporated herein by reference.

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons have agreed to file jointly one statement with respect to their beneficial ownership of the Common Stock.

(d) - (e) During the last five years, none of the Reporting Persons and, to the best of each Reporting Person’s knowledge, none of the directors or executive officers of such Reporting Person listed on Schedules I through III hereto, have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the Common Stock reported herein as beneficially owned by the Reporting Persons pursuant to the terms of the Transaction Agreement and Plan of Merger, dated as of October 10, 2021, among then Aspen Technology, Inc. (which was renamed AspenTech Corporation, “Aspen Corp”), Emerson, Emerson Sub, the Issuer (which was then named Emersub CX, Inc.), and Emersub CXI, Inc., as amended by Amendment No. 1 to the Transaction Agreement and Plan of Merger, dated as of March 23, 2022 (“Amendment No. 1”) and Amendment No. 2 to the Transaction Agreement and Plan of Merger, dated as of May 3, 2022 (“Amendment No. 2”) (the “Transaction Agreement”). The Transaction Agreement, Amendment No. 1 and Amendment No. 2 are attached hereto as Exhibits 99.2, 99.3, and 99.4, respectively, and incorporated herein by reference.

Pursuant to the Transaction Agreement, at the closing of the transactions contemplated by the Transaction Agreement (the “Closing”), in exchange for an aggregate of 55% of the outstanding shares of Common Stock on a fully diluted basis as of immediately following such Closing, (i) Emerson Sub contributed to the Issuer Open Systems International, Inc. and the Geological Simulation Software business (the “Emerson Industrial Software Business”) and (ii) Emerson contributed to the Issuer $6,014,000,000 in cash (the “Cash Contribution”). The source of funds for the Cash Contribution was (i) a public offering by Emerson of $1 billion aggregate principal amount of Emerson’s 2.000% Notes due 2028 (the “2028 Notes”), $1 billion aggregate principal amount of Emerson’s 2.200% Notes due 2031 (“2031 Notes”) and $1 billion aggregate principal amount of Emerson’s 2.800% Notes due 2051 (the “2051 Notes” and, together with the 2028 Notes and the 2031 Notes, the “Notes”), (ii) commercial paper borrowings by Emerson and (iii) existing sources of Emerson, including cash on hand, short-term debt capacity and cash from operations.

The Notes were issued pursuant to an indenture dated as of December 10, 1998 (the “Indenture”), between Emerson and Computershare Trust Company, N.A., as successor to Wells Fargo Bank, National Association, as trustee. Wells Fargo Bank, National Association was successor under the Indenture to The Bank of New York Mellon Trust Company, N.A., as successor to The Bank of New York Mellon (formerly known as The Bank of New York). The Indenture and the 2028 Notes, 2031 Notes and 2051 Notes are attached hereto as Exhibits 99.8, 99.9, 99.10 and 99.11, respectively, and incorporated herein by reference.

The commercial paper was issued under an existing U.S. dollar commercial paper program, under which Emerson is the issuer, with Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Barclays Capital Inc., Goldman Sachs & Co., and Wells Fargo Securities as placement agent and US Bank National Association as issuing and paying agent. Under this program, the issuer may issue unsecured commercial paper notes, ranking pari passu with Emerson's other unsubordinated and unsecured indebtedness of up to an aggregate of U.S. $4 billion with maturities not exceeding twelve months from the date of issuance.

Item 4.	Purpose of Transaction.

Purpose of the Transactions

The purpose of the transactions contemplated by the Transaction Agreement (the “Transactions”) is to combine the Emerson Industrial Software Business with Aspen Corp to create a diversified, high-performance industrial software leader with greater scale, capabilities and technologies that will accelerate Emerson’s software growth strategy.

Plans or Proposals

The Reporting Persons, as investors in the Issuer, intend to continuously review their investment in the Issuer, the Issuer’s business affairs and general industry and economic conditions, and the Reporting Persons’ other business opportunities and liquidity considerations. Based on such review, the Reporting Persons may at any time and from time to time determine (subject to applicable law and the terms of (i) the Stockholders Agreement, dated as of May 16, 2022 (the “Closing Date”), among the Issuer, Emerson and Emerson Sub (as it may be amended from time to time, the “Stockholders Agreement”), (ii) the Registration Rights Agreement, dated as of the Closing Date, between the Issuer and Emerson Sub (as it may be amended from time to time, the “Registration Rights Agreement”) and (iii) the Tax Matters Agreement, dated as of the Closing Date, between the Issuer and Emerson (as it may be amended from time to time, the “Tax Matters Agreement”) to take an action which could involve one or more of the types of transactions contemplated in clauses (a) through (j) of Item 4 of Schedule 13D, including the Reporting Persons: acquiring additional securities of the Issuer; disposing of all or a portion of the securities of the Issuer owned by them; business combinations or other extraordinary corporate transactions; and changes in the board of directors or management of the Issuer (as described in Item 6 below, Emerson has the right, under and subject to the Stockholders Agreement, to designate a majority of the directors on the Issuer’s board of directors and intends to do so for so long as it has such right). Any action or actions that the Reporting Persons may undertake in respect of the Issuer’s securities will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things: the terms of the Stockholders Agreement; the price level and liquidity of the Common Stock; general market and economic conditions; ongoing evaluation of the Issuer’s and the Reporting Persons’ business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments. Notwithstanding anything to the contrary herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of the foregoing.

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

Item 5.	Interest in Securities of the Issuer.

(a) Based on the most recent information available, the aggregate number and percentage of the Common Stock (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by such Reporting Person is set forth in boxes (11) and (13), respectively, on the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference. The percentages reported herein are calculated based upon 64,305,618 issued and outstanding shares of Common Stock as of May 26, 2022.

To the best knowledge of the Reporting Persons, none of the individuals named on Schedules I-III attached hereto beneficially own any shares of Common Stock.

(b) Emerson Sub directly holds 36,307,514 shares of Common Stock and, as such, is deemed to have sole voting power and sole dispositive power with respect to 36,307,514 shares of Common Stock. Emerson Sub is a direct, wholly owned subsidiary of EMR Holdings and EMR Holdings is a direct, wholly owned subsidiary of Emerson and as such, each of EMR Holdings and Emerson is deemed to have shared voting power and shared dispositive power with respect to the 36,307,514 shares of Common Stock held directly by Emerson Sub.

(c) Other than as disclosed in this Schedule 13D, no transactions involving shares of Common Stock were effected during the past sixty days.

(d) To the best knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Common Stock reported herein as beneficially owned by the Reporting Persons other than each of the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Stockholders Agreement

General

On the Closing Date, Emerson, Emerson Sub and New AspenTech entered into the Stockholders Agreement, which sets forth, among other things, certain rights and obligations of Emerson, Emerson Sub and New AspenTech in connection with the beneficial ownership of Common Stock by Emerson and its subsidiaries (excluding New AspenTech and its subsidiaries) (the “Emerson Group”).

A copy of the Stockholders Agreement is attached hereto as Exhibit 99.5 and is incorporated herein by reference. The following summary of the terms of the Stockholders Agreement is not a complete description thereof and is qualified in its entirety by the full text thereof. For purposes of the Stockholders Agreement and this summary, a reference to Emerson’s affiliates or subsidiaries or their affiliates or subsidiaries does not include New AspenTech or its subsidiaries.

Corporate Governance

Board Composition

In accordance with the Stockholders Agreement, effective as of the Closing, the total authorized number of directors on New AspenTech’s board of directors (the “New AspenTech Board”) was nine. As of the Closing, the New AspenTech Board consisted of:

•	Five directors, including the Chairman of the New AspenTech Board, designated by Emerson Sub;

•	The Chief Executive Officer of Aspen Corp as of immediately prior to the Closing; and

•	Two directors designated by Aspen Corp

As of the Closing, there was one vacancy on the New AspenTech Board which will be filled in accordance with the Stockholders Agreement as described below.

Following the Closing, the number of directors on the New AspenTech Board who will be designated by Emerson Sub will be as follows:

•	Before the Third Trigger Date (as defined below), a number of the total authorized number of directors on the New AspenTech Board as of such time that is proportionate to the Emerson Group’s beneficial ownership of outstanding shares of Common Stock at such time (rounded up to the nearest whole person); provided that Emerson Sub will have the right to designate at least a majority of the directors on the New AspenTech Board until the Second Trigger Date (as defined below);

•	Following the Third Trigger Date, one director.

For purposes of the Stockholders Agreement:

•	“First Trigger Date” means the date that is 45 days following the earliest of (x) the date on which New AspenTech notifies Emerson Sub in writing of the Emerson Group ceasing to beneficially own more than 50% of the outstanding shares of Common Stock (the “First Trigger”), (y) the date on which Emerson Sub makes an amendment to this Schedule 13D to disclose the First Trigger and (z) the date on which the General Counsel or Chief Financial Officer of Emerson gains actual knowledge (and not constructive, imputed or other similar concepts of knowledge) of the First Trigger; provided that if on such first date the Emerson Group beneficially owns more than 50% of the outstanding shares of Common Stock (and at no point during such 45-day period beneficially owned less than 45% of the outstanding shares of Common Stock), the First Trigger and the First Trigger Date will be deemed to not have occurred (for the avoidance of doubt, if at any point during such 45-day period, the Emerson Group beneficially owns less than 45% of the outstanding shares of Common Stock, the First Trigger Date will occur regardless of any subsequent acquisition by the Emerson Group of additional shares of Common Stock);

•	“Second Trigger Date” means the date that is 45 days following the earliest of (x) the date on which New AspenTech notifies Emerson Sub in writing of the Emerson Group ceasing to beneficially own more than 40% of the outstanding shares of Common Stock (the “Second Trigger”), (y) the date on which Emerson Sub makes an amendment to this Schedule 13D to disclose the Second Trigger and (z) the date on which the General Counsel or Chief Financial Officer of Emerson gains actual knowledge (and not constructive, imputed or other similar concepts of knowledge) of the Second Trigger; provided that if on such first date the Emerson Group beneficially owns more than 40% of the outstanding shares of Common Stock (and at no point during such 45-day period beneficially owned less than 35% of the outstanding shares of Common Stock), the Second Trigger and the Second Trigger Date will be deemed to not have occurred (for the avoidance of doubt, if at any point during such 45-day period, the Emerson Group beneficially owns less than 35% of the outstanding shares of Common Stock, the Second Trigger Date will occur regardless of any subsequent acquisition by Emerson Group of additional shares of Common Stock); and

•	“Third Trigger Date” means the date that is 45 days following the earliest of (x) the date on which New AspenTech notifies Emerson Sub in writing of the Emerson Group ceasing to beneficially own at least 20% of the outstanding shares of Common Stock (the “Third Trigger), (y) the date on which Emerson Sub makes an amendment to this Schedule 13D to disclose the Third Trigger and (z) the date on which the General Counsel or Chief Financial Officer of Emerson gains actual knowledge (and not constructive, imputed or other similar concepts of knowledge) of the Third Trigger; provided that if on such first date the Emerson Group beneficially owns at least 20% of the outstanding shares of Common Stock (and at no point during such 45-day period beneficially owned less than 17.5% of the outstanding shares of Common Stock), the Third Trigger and the Third Trigger Date will be deemed to have not occurred (for the avoidance of doubt, if at any point during such 45-day period, the Emerson Group beneficially owns less than 17.5% of the outstanding shares of Common Stock, the Third Trigger Date will occur regardless of any subsequent acquisition by the Emerson Group of additional shares of Common Stock).

•	“Fourth Trigger Date” means the date on which members of the Emerson Group cease to beneficially own at least 10% of the outstanding Common Stock.

Following the Closing, the members of the New AspenTech Board not designated by Emerson Sub will be designated by the Nominating & Governance Committee of the New AspenTech Board as described below.

Chair

Until the Second Trigger Date, Emerson Sub has the right to nominate a member of the New AspenTech Board as the chair of the New AspenTech Board.

Lead Independent Director

Until the Second Trigger Date, if at any time the chair of the New AspenTech Board is not an independent director under NASDAQ Stock Market LLC (“NASDAQ”) listing rules, to the extent the New AspenTech Board designates a director to be the lead independent director, Emerson Sub will have the right to nominate a member of the New AspenTech Board who is an independent director under NASDAQ listing rules to be the lead independent director.

Director Nomination, Removal and Vacancies

With respect to Emerson Sub’s designees to the New AspenTech Board, New AspenTech will cause each such person to be included in the slate of nominees recommended by the New AspenTech Board to holders of Common Stock for election (including at any annual or special meeting of stockholders held for the election of directors) and will use its best efforts to cause the election of each such designee, including soliciting proxies in favor of the election of such persons. In the event that any Emerson Sub designated director on the New AspenTech Board ceases to serve as a director for any reason, the resulting vacancy will be filled by the New AspenTech Board with a substitute person designated by Emerson Sub. New AspenTech will take all actions necessary to facilitate the removal and replacement of any Emerson Sub designated director upon the written request of Emerson Sub.

In the event of a vacancy on the New AspenTech Board upon the death, resignation, retirement, disqualification, removal from office or other cause of any director who was not designated by Emerson Sub, the Nominating & Governance Committee of the New AspenTech Board will have the sole right to fill such vacancy or designate a person for nomination for election to the New AspenTech Board to fill such vacancy in accordance with applicable law. However, until the Third Trigger Date, (i) the then-current Chief Executive Officer of New AspenTech must be included for nomination at any annual or special meeting of New AspenTech at which directors are elected and (ii) each designee to the New AspenTech Board (other than Emerson Sub’s designees and the then-current Chief Executive Officer of New AspenTech) (A) must be a director of New AspenTech who is an independent director under NASDAQ listing rules and (B) must not be an executive officer or employee of any member of the Emerson Group and would not be a director described under Clauses (A) through (F) of Rule 5605(a)(2) of the NASDAQ listing rules in relation to Emerson assuming Emerson were the “Company” thereunder (“Company Independent Director”) and meet all other requirements under applicable law for membership on the Audit Committee of the New AspenTech Board, and one of such designees must also be an “audit committee financial expert” under Item 407(d)(5) of Regulation S-K. The New AspenTech Board shall at all times include at least three Company Independent Directors.

Controlled Company

For so long as the Emerson Group beneficially owns more than 50% of the outstanding shares of Common Stock, to the extent permitted by applicable law, if so requested by Emerson Sub, New AspenTech will avail itself of available “Controlled Company” exemptions to the corporate governance listing standards of NASDAQ (in whole or in part, as requested by Emerson Sub). As of the Closing and pursuant to the Stockholders Agreement, Emerson Sub has requested New AspenTech to avail itself, and New AspenTech has availed itself, of the exemptions from the NASDAQ corporate governance listing standards requirements that (i) the nominating/corporate governance committee be composed solely of independent directors and (ii) the compensation committee be composed solely of independent directors.

Committees

In accordance with the Stockholders Agreement, effective as of the Closing, the New AspenTech Board had the following committees: (i) an Audit Committee, (ii) an M&A Committee, (iii) a Compensation Committee (which New AspenTech refers to as the Human Capital Committee) and (iv) a Nominating & Governance Committee.

The Stockholders Agreement provides the following with respect to the committees of the New AspenTech Board:

•	The Audit Committee will consist solely of three directors, all of whom must (i) be Company Independent Directors and (ii) meet all other requirements of applicable law and the NASDAQ listing rules for membership on the Audit Committee. Until the Third Trigger Date, Emerson Sub is entitled to designate one non-voting observer who is entitled to attend meetings of the Audit Committee (which non-voting observer need not be a member of the New AspenTech Board).

•	The M&A Committee is an advisory committee that must remain a committee of the New AspenTech Board until the Third Trigger Date. Until the Third Trigger Date, Emerson Sub is entitled to appoint one member of the M&A Committee and designate one non-voting observer who is entitled to attend meetings of the M&A Committee (which non-voting observer need not be a member of the New AspenTech Board). The M&A Committee will, among other things, (i) review New AspenTech’s strategy regarding mergers, acquisitions, investments and dispositions with management periodically and (ii) review all proposed mergers, acquisitions, investments or dispositions of assets or businesses.

In addition, when required by the Stockholders Agreement, the New AspenTech Board will establish from time to time an ad-hoc committee of the New AspenTech Board (an “RPT Committee”) consisting of at least two directors of New AspenTech; provided that all members of such committee must be Company Independent Directors who are designated by a majority of the directors of the New AspenTech Board who are independent under the NASDAQ listing rules. New AspenTech is also required to establish a Disclosure Committee consisting of members of the New AspenTech Board or management of New AspenTech to, among other things, assist in preparing disclosures required under applicable law.

Until the Third Trigger Date, the number of Emerson Sub designated directors on each committee and subcommittee of the New AspenTech Board (other than the Audit Committee, M&A Committee and any RPT Committee) at any time will be proportionate to the Emerson Group’s beneficial ownership of outstanding shares of Common Stock at such time (before the Second Trigger Date, rounded up to the nearest whole person and, following the Second Trigger Date, rounded down to the nearest whole person but in no event less than one person); provided that, until the Second Trigger Date, the number of Emerson Sub designated directors on each such committee and subcommittee will not be less than a majority of the members of such committee and subcommittee. Until the Third Trigger Date, Emerson Sub has the right to designate which of the Emerson Sub designated directors will serve on each committee and subcommittee (other than the Audit Committee, M&A Committee and any RPT Committee) and Emerson Sub has the right to designate the chair of each such committee and subcommittee. Following the Second Trigger Date, Emerson Sub shall no longer have the rights described in this paragraph if Emerson Sub transfers 5% or more of the Common Stock outstanding at such time (subject to certain exceptions) or, at any time, none of the directors on the New AspenTech Board who are designated by Emerson is an officer or employee of any member of the Emerson Group.

Confidentiality

The Stockholders Agreement provides that, subject to applicable law, each director of the New AspenTech Board designated by Emerson Sub will keep confidential any information about New AspenTech and its affiliates he or she receives as a result of being a director of the New AspenTech Board, provided such director is permitted to disclose to the Emerson Group, representatives of the Emerson Group and such director’s advisors information about New AspenTech and its affiliates that he or she receives as a result of being a director. To the fullest extent permitted by applicable law, no such director will have any duty to disclose to New AspenTech or the New AspenTech Board or any committee of the New AspenTech Board (or subcommittee thereof) confidential information of Emerson or any of its affiliates in such director’s possession even if it is material and relevant information to New AspenTech, the New AspenTech Board or any committee of the New AspenTech Board (or subcommittee thereof) and, in any case, such director will not be liable to New AspenTech, any of its stockholders or any other person or entity for breach of any duty (including the duty of loyalty or any other fiduciary duties) as a director by reason of such lack of disclosure of such confidential information.

Emerson Agreement to Vote

The Stockholders Agreement provides that Emerson will, and will cause each member of the Emerson Group to, cause their respective shares of Common Stock to be present for quorum purposes at any New AspenTech stockholder meeting and vote in favor of all directors nominated by the Nominating & Governance Committee of the New AspenTech Board in accordance with the Stockholders Agreement.

Consent Rights

Until the Second Trigger Date, New AspenTech will not, and will cause its subsidiaries not to, directly or indirectly, do any of the following without the prior written consent of Emerson Sub:

•	any merger, consolidation, reorganization, conversion or any other business combination involving New AspenTech, or sale of all or substantially all of the consolidated assets of New AspenTech;

•	any acquisition of any businesses, assets, operations or securities comprising a business (other than capital expenditures) with a value in excess of $50 million in any transaction or series of related transactions;

•	any redemption, repurchase, cancellation or other acquisition or any offer to redeem, repurchase, cancel or otherwise acquire any equity or equity-linked securities of New AspenTech or any of its subsidiaries that is a “significant subsidiary” as defined in Rule 1-02 of Regulation S-X under the Exchange Act (a “Significant Subsidiary”), other than (a) repurchases of Common Stock of no more than $50 million in any 12-month period and that are approved by the New AspenTech Board or (b) repurchases of equity or equity-linked securities of any wholly owned subsidiary of New AspenTech by New AspenTech or any of its wholly owned subsidiaries;

•	the declaration or payment of a cash or other dividend or any other distribution on any equity or equity-linked securities of New AspenTech or any of its Significant Subsidiaries (other than to New AspenTech or one of its wholly owned subsidiaries);

•	any recapitalization, reclassification, spin-off or combination of any equity or equity-linked securities of New AspenTech or any of its Significant Subsidiaries, other than a recapitalization, reclassification or combination of equity or equity-linked securities of a wholly owned subsidiary of New AspenTech (and solely involving wholly owned subsidiaries of New AspenTech) that remains a wholly owned subsidiary of New AspenTech after the consummation of such transaction and that does not have any adverse tax consequences to the Emerson Group;

•	any sale, transfer, lease, pledge, abandonment or other disposition or exclusive license (in each case of the foregoing, including by merger, consolidation, reorganization, conversion, joint venture, sale of stock or assets or otherwise) of any assets, businesses, interests, properties, securities or persons with a value in excess of $25 million in any transaction or series of related transactions in any 12-month period, other than (A) sales of inventory or services or dispositions of obsolete assets in each case in the ordinary course of business or (B) to New AspenTech or any of its wholly owned subsidiaries;

•	any incurrence, assumption, guarantee, repurchase or other creation of indebtedness for borrowed money (including through the issuance of debt securities) in an aggregate principal amount in excess of $25 million on a consolidated basis in any 12-month period, excluding (A) any indebtedness in respect of a revolving debt facility in existence as of the Closing Date or which has previously been approved pursuant to Emerson Sub’s consent rights under the Stockholders Agreement and (B) any indebtedness solely among New AspenTech and its wholly owned subsidiaries;

•	any initiation, adoption or public proposal of a voluntary liquidation, dissolution, receivership, bankruptcy or other insolvency proceeding involving New AspenTech or any of its Significant Subsidiaries, other than a liquidation or dissolution of any wholly owned subsidiary of New AspenTech;

•	any establishment, adoption, amendment or termination of any equity incentive plan or arrangement;

•	any issuance, delivery or sale, or authorization of the issuance, delivery or sale, of any equity or equity-linked securities of New AspenTech or any of its subsidiaries, other than (A) pursuant to equity incentive plans and arrangements previously approved pursuant to Emerson Sub’s consent rights under the Stockholders Agreement and by the New AspenTech Board, (B) to New AspenTech or one of its wholly owned subsidiaries and (C) in the case of issuance of securities by any subsidiary of New AspenTech located outside of the United States, de minimis issuances required by applicable law;

•	any termination of the employment of the Chief Executive Officer of New AspenTech or any appointment of a new Chief Executive Officer of New AspenTech;

•	any amendment to the organizational documents of New AspenTech or any of its Significant Subsidiaries, other than any such amendment to the organizational documents of any wholly owned subsidiary of New AspenTech that does not disproportionately and adversely affect Emerson Sub in its capacity as an indirect stockholder of such subsidiary as compared to other indirect stockholders of such subsidiary;

•	any establishment, adoption, material amendment or termination of any disclosure controls and procedures of New AspenTech; and

•	authorize, agree or commit to do any of the foregoing.

Following the Second Trigger Date until the Third Trigger Date, New AspenTech will not, and will cause its subsidiaries not to, directly or indirectly, do any of the following without the prior written consent of Emerson Sub:

•	any merger, consolidation, reorganization, conversion or any other business combination involving New AspenTech, or sale of all or substantially all of the consolidated assets of New AspenTech;

•	any sale, transfer, lease, pledge, abandonment or other disposition or exclusive license of any assets, businesses, interests, properties, securities or entities with a value in excess of $25 million in any transaction or series of related transactions in any 12-month period, other than (A) sales of inventory or services or dispositions of obsolete assets in each case in the ordinary course of business or (B) to New AspenTech or any of its wholly owned subsidiaries;

•	any initiation, adoption or public proposal of a voluntary liquidation, dissolution, receivership, bankruptcy or other insolvency proceeding involving New AspenTech;

•	any material amendment to the organizational documents of New AspenTech;

•	any establishment, adoption, material amendment or termination of any disclosure controls and procedures of New AspenTech; and

•	authorize, agree or commit to do any of the foregoing.

Following the Third Trigger Date until the Fourth Trigger Date, New AspenTech will not, and will cause its subsidiaries not to, directly or indirectly, do any of the following without the prior written consent of Emerson Sub:

•	any initiation, adoption or public proposal of a voluntary liquidation, dissolution, receivership, bankruptcy or other insolvency proceeding involving New AspenTech;

•	any amendment to the organizational documents of New AspenTech that disproportionately and adversely affects Emerson Sub in its capacity as a stockholder of New AspenTech as compared to other stockholders of the same class of securities of New AspenTech; and

•	authorize, agree or commit to do any of the foregoing.

Modifications to Business Strategy

Until the First Trigger Date, New AspenTech will not, and will cause its subsidiaries not to, directly or indirectly, without the prior written consent of Emerson Sub, modify the business strategy, or modify or expand the scope or nature of the business or other activities, of New AspenTech or any of its subsidiaries beyond the business of developing, marketing and selling certain industrial software, or authorize, agree or commit to do any of the foregoing.

Related Party Transactions

Under the Stockholders Agreement, all transactions and agreements entered into at or prior to the Closing that would have been Related Party Transactions (as defined below) if they were entered into after the Closing between New AspenTech and its subsidiaries, on the one hand and any member of the Emerson Group, on the other hand (the “Pre-Closing Related Party Transactions”), will not be subject to any further approval of the New AspenTech Board or any committee or subcommittee of the New AspenTech Board (including by an RPT Committee), including with respect to any implementation of the terms of the Pre-Closing Related Party Transactions; provided that, any material amendments to, material modifications or terminations (other than as a result of expiration or non-renewal) of, or material waivers, material consents or material elections under any Pre-Closing Related Party Transactions shall require the prior written approval of an RPT Committee, subject to and consistent with the Related Party Transactions Policy set forth in the Stockholders Agreement (the “Related Party Transactions Policy”).

Until the Third Trigger Date, the Related Party Transactions Policy requires approval of an RPT Committee for, among other things and subject to certain exceptions: (i) any Related Party Transaction involving a payment above certain dollar thresholds, (ii) any material amendments to, or material modifications or terminations (other than as a result of expiration or non-renewal) of, or material waivers, material consents or material elections under any previously approved Related Party Transactions, (iii) any Related Party Transaction for which a member of the Emerson Group requests approval from an RPT Committee and (iv) any matter under the Stockholders Agreement which expressly requires approval from an RPT Committee (including material amendments of, or waivers of New AspenTech’s rights under, the Stockholders Agreement).

Related Party Transactions below the dollar thresholds specified in the Related Party Transactions Policy may be approved by New AspenTech management. Such transactions must be reported on a quarterly basis to the Company Independent Directors.

For purposes of the Stockholders Agreement, “Related Party Transaction” means any transaction between New AspenTech or any of its subsidiaries, on the one hand, and any member of the Emerson Group, or, solely in their capacity as such, any director, officer, employee or “associate” (as defined in Rule 12b-2 promulgated under the Exchange Act) of any member of the Emerson Group, on the other hand.

Corporate Opportunity

The Stockholders Agreement provides that, except as otherwise set forth in the Stockholders Agreement or agreed in writing by New AspenTech and Emerson, no agreement pursuant to which New AspenTech, on the one hand, and Emerson, on the other hand, agree to engage in transactions of any kind or nature with each other or agree to compete, or to refrain from competing or to limit or restrict their competition, with each other, including to allocate and to cause their respective directors, officers or employees (including any who are directors, officers or employees of both) to allocate opportunities between or to refer opportunities to each other, or the performance thereof by New AspenTech or Emerson will, to the fullest extent permitted by applicable law, be considered contrary to (i) any fiduciary duty that Emerson may owe to New AspenTech or to any stockholder or other owner of an equity interest in New AspenTech by reason of Emerson being a controlling or significant stockholder of New AspenTech or participating in the control of New AspenTech or (ii) any fiduciary duty owed by any director or officer of New AspenTech who is also a director, officer or employee of Emerson to New AspenTech, or to any stockholder thereof. Subject to the corporate opportunities provision described below, to the fullest extent permitted by applicable law, Emerson, as a stockholder of New AspenTech, or as a participant in control of New AspenTech, will not have or be under any fiduciary duty to refrain from entering into any agreement or participating in any transaction referred to above, and no director or officer of New AspenTech who is also a director, officer or employee of Emerson will have or be under any fiduciary duty to New AspenTech to refrain from acting on behalf of New AspenTech or of Emerson in respect of any such agreement or transaction or performing any such agreement in accordance with its terms.

Emerson, Emerson Sub and New AspenTech have agreed that, except as otherwise set forth in the Stockholders Agreement or otherwise agreed in writing between New AspenTech and Emerson, and subject to the corporate opportunities provisions described below, Emerson will to the fullest extent permitted by applicable law have no duty to refrain from (i) engaging in the same or similar activities or lines of business as New AspenTech or (ii) doing business with any client, customer or vendor of New AspenTech, and (subject to the corporate opportunities provisions described below) neither Emerson nor any officer, director or employee thereof will, to the fullest extent permitted by applicable law, be deemed to have breached its fiduciary duties, if any, to New AspenTech solely by reason of Emerson’s engaging in any such activity. Subject to the corporate opportunities provisions described below, except as otherwise agreed in writing between New AspenTech and Emerson, in the event that Emerson acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both New AspenTech and Emerson, Emerson will to the fullest extent permitted by applicable law not be liable to New AspenTech or its stockholders for breach of any fiduciary duty as a stockholder of New AspenTech by reason of the fact that Emerson acquires or seeks such corporate opportunity for itself, directs such corporate opportunity to another person or entity, or otherwise does not communicate information regarding such corporate opportunity to New AspenTech, and New AspenTech to the fullest extent permitted by applicable law renounces any interest or expectancy in such business opportunity and waives any claim that such business opportunity constituted a corporate opportunity that should have been presented to New AspenTech.

The Stockholders Agreement further provides that, except as otherwise agreed in writing between New AspenTech and Emerson, in the event that a director or officer of New AspenTech who is also a director, officer or employee of Emerson acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both New AspenTech and Emerson, such director or officer will to the fullest extent permitted by applicable law have fully satisfied and fulfilled his or her fiduciary duty with respect to such corporate opportunity, and New AspenTech to the fullest extent permitted by applicable law renounces any interest or expectancy in such business opportunity and waives any claim that such business opportunity constituted a corporate opportunity that should have been presented to New AspenTech, if such director or officer acts in a manner consistent with the following policy:

•	such a corporate opportunity offered to any individual who is a director but not an officer or employee of New AspenTech and who is also a director, officer or employee of Emerson will belong to New AspenTech only if such opportunity is expressly offered to such person solely in his or her capacity as a director of New AspenTech and otherwise will belong to Emerson; and

•	such a corporate opportunity offered to any individual who is an officer or employee of New AspenTech and also is a director, officer or employee of Emerson will belong to New AspenTech unless such opportunity is expressly offered to such person in his or her capacity as a director, officer or employee of Emerson, in which case such opportunity will belong to Emerson.

For purposes of the corporate opportunities provision in the Stockholders Agreement and the summary thereof in the preceding paragraphs, (1) “corporate opportunities” include business opportunities that New AspenTech is financially able to undertake, which are, from their nature, in the line of New AspenTech’s business, are of practical advantage to it and are ones in which New AspenTech, but for the provisions summarized above, would have an interest or a reasonable expectancy, (2) “Emerson” means the Emerson Group and (3) “New AspenTech” means New AspenTech and each of its subsidiaries.

Under the Amended and Restated Certificate of Incorporation of New AspenTech, any person or entity purchasing or otherwise acquiring or holding any interest in the shares of capital stock of New AspenTech will be deemed to have notice of and consented to the foregoing.

Restrictions on Transfers and Acquisitions

Lockup

For two years following the Closing Date (unless the Third Trigger Date has occurred), the Emerson Group is prohibited from transferring any shares of Common Stock to any person, business or entity that is not a controlled affiliate of Emerson unless approved by an RPT Committee.

Standstill

For two years following the Closing Date, the Emerson Group is prohibited from acquiring or seeking to acquire, directly or indirectly, additional shares of Common Stock that would result in the Emerson Group having an ownership percentage of the outstanding Common Stock greater than the percentage of outstanding Common Stock they own as of the Closing Date; provided that Emerson will be permitted to make a private proposal to the New AspenTech Board that would not reasonably be expected to require New AspenTech or any of its subsidiaries to make any public announcement or other disclosure. Notwithstanding the foregoing:

•	Emerson and the other members of the Emerson Group can acquire Common Stock by way of stock splits, stock dividends, reclassifications, recapitalizations or other distributions by New AspenTech to all holders of Common Stock on a pro rata basis.

•	Emerson and the other members of the Emerson Group can acquire Common Stock (i) as approved by an RPT Committee, (ii) pursuant to the exercise of Emerson Sub’s preemptive rights, (iii) pursuant to the Pre-Agreed Procedures (described below) or (iv) constituting no more than 5% of the outstanding Common Stock in the aggregate (as measured as of the Closing Date) in the open market.

Competitors

Following the Second Trigger Date, subject to certain exceptions, Emerson will not, and will cause its subsidiaries not to, transfer, in a single transaction or in a series of transactions, more than 10% of the then-outstanding shares of Common Stock to any entity or person who is engaged in any business that engages in developing, marketing and selling certain industrial software, unless approved by an RPT Committee.

Buyout Transactions

Until the Second Trigger Date, any proposal by any member of the Emerson Group to engage in a transaction or series of related transactions reasonably expected to result in the acquisition of all of the outstanding shares of Common Stock held by stockholders (other than the Emerson Group) must be either (as elected by Emerson Sub in its sole discretion) (i) subject to review, evaluation and prior written approval of an RPT Committee or (ii) approved by a majority of the stockholders of New AspenTech (other than the Emerson Group).

Additional New AspenTech Securities

Preemptive Rights and Percentage Maintenance Share

Until the Second Trigger Date, to the extent permitted under NASDAQ rules and subject to certain exceptions, Emerson Sub has the right to purchase up to its pro rata portion of any equity securities of New AspenTech that New AspenTech proposes to issue or sell provided, that, in the case of equity securities to be issued as consideration in any merger, consolidation, reorganization, conversion, joint venture or any other business combination, or any acquisition, Emerson Sub only has the right to purchase its percentage maintenance share. Following the Second Trigger Date, to the extent permitted under NASDAQ rules and subject to certain exceptions, Emerson Sub has the right to purchase additional securities of New AspenTech up to its percentage maintenance share in connection with any issuance or sale thereof by New AspenTech.

The purchase price for securities to be sold or issued to Emerson Sub in accordance with the preceding paragraph will be calculated based on (i) in the case of an issuance for cash (other than a public offering of New AspenTech securities) or offer from a prospective third party for cash, the proposed purchase price in cash per security, and (ii) in all other cases (including a public offering of New AspenTech equity securities), the Pre-Agreed Procedures (as described below).

In the case of Emerson Sub’s exercise of preemptive rights, if the issuance or sale to Emerson Sub is delayed due to a governmental approval or stockholder approval under NASDAQ listing rules and the triggering issuance or sale is consummated, the Emerson Group’s ownership of Common Stock will be calculated for all purposes of the Stockholders Agreement as if Emerson Sub had exercised its right in full and as if any securities not yet issued or sold to the third party had been issued or sold, until such time that (i) the applicable sale to Emerson Sub is consummated, (ii) in the case of an approval of a governmental authority, there is a final, non-appealable court order prohibiting Emerson Sub from acquiring such securities, (iii) in the case stockholder approval is required under the NASDAQ rules, such stockholder vote will have occurred and such sale to Emerson Sub not be approved or (iv) Emerson determines not to exercise such rights.

In the case of Emerson Sub’s exercise of percentage maintenance share rights, if the issuance or sale to Emerson Sub is delayed due to a governmental approval or stockholder approval under NASDAQ listing rules, the Emerson Group’s ownership of Common Stock will be calculated for all purposes of the Stockholders Agreement as if Emerson Sub had exercised its right in full and as if any securities not yet issued or sold to the third party had been issued or sold, until such time that (i) the applicable sale to Emerson Sub is consummated, (ii) in the case of a required approval of a governmental authority, there is a final, non-appealable court order prohibiting Emerson Sub from acquiring such securities, (iii) in the case stockholder approval is required under the NASDAQ rules, such stockholder vote will have occurred and such sale to Emerson Sub not be approved or (iv) Emerson determines not to exercise such rights.

Pre-Agreed Procedures

Emerson Sub has the right to purchase additional securities of New AspenTech under certain circumstances pursuant to certain pre-agreed prices and procedures as set forth in the Pre-Agreed Procedures, set forth in the Stockholders Agreement (the “Pre-Agreed Procedures”), without the need for the approval of an RPT Committee. These Pre-Agreed Procedures provide Emerson the option (but not the obligation) to, among other things, (i) purchase additional securities of New AspenTech in connection with securities being issued as consideration in an M&A transaction, or purchase securities of New AspenTech in a public offering of securities of New AspenTech securities, or other circumstances where New AspenTech securities are not being offered for cash by New AspenTech, in each case at pre-agreed prices without the need for the approval of an RPT Committee, (ii) purchase additional shares of Common Stock up to its percentage maintenance share in connection with the issuance of equity awards or securities of New AspenTech pursuant to any “at the market” program, on a quarterly basis and in accordance with the pre-agreed prices, (iii) purchase additional equity securities of New AspenTech at pre-agreed prices to maintain its ownership of certain percentages of outstanding Common Stock during certain cure periods after Emerson’s ownership of Common Stock falls below certain thresholds and (iv) until the Second Trigger Date, provide New AspenTech with financing in connection with any proposed M&A transaction, at a pre-agreed pricing, if such financing is approved by an RPT Committee.

Financial Information

New AspenTech is subject to financial reporting requirements to Emerson. New AspenTech will provide Emerson with certain monthly, quarterly and annual financial, tax and accounting information as Emerson may reasonably request. Additionally, New AspenTech will deliver to Emerson a substantially final form of its Annual Report on Form 10-K and Quarterly Reports on Form 10-Q no later than five business days prior to filing such documents with the SEC and will consult with Emerson in preparing all reports, notices and proxy and information statements to be sent or made available by New AspenTech to its security holders. New AspenTech will provide Emerson with information reasonably requested by Emerson in connection with Emerson’s press releases and public filings and agrees to review or draft such portion of Emerson’s filings pertaining to New AspenTech.

New AspenTech is also required to cooperate with Emerson in connection with the preparation of any filings made by Emerson with the SEC or any securities exchange, including providing all information reasonably required by Emerson to comply with its reporting obligations.

New AspenTech is required to establish a Disclosure Committee consisting of members of the New AspenTech Board or management of New AspenTech to, among other things, assist in preparing disclosures required under applicable law. Emerson Sub is entitled to appoint one individual as a non-voting observer to the Disclosure Committee who is entitled to attend meetings of the Disclosure Committee (which non-voting observer need not be a member of the New AspenTech Board). Subject to certain limitations, Emerson Sub is permitted to conduct internal audits and perform risk assessments on New AspenTech’s controls over financial reporting processes, and propose certain changes.

The above provisions terminate after the Third Trigger Date.

Non-Solicit

The Stockholders Agreement requires each of Emerson and New AspenTech, for one year following the Closing, not to solicit the employment of, or employ, certain employees of the other without the prior written consent of the other, subject to certain exceptions.

Intercompany Agreements

If the Emerson Group does not beneficially own more than 40% of the outstanding shares of Common Stock for a consecutive period of six months or more, each of New AspenTech (on behalf of itself or its applicable subsidiary) and Emerson (on behalf of itself or its applicable subsidiary) will have the right to terminate any intercompany commercial agreement (subject to certain exceptions) upon written notice to the other.

Termination

The Stockholders Agreement automatically terminates in the event the Emerson Group (a) no longer owns at least 10% of the outstanding shares of Common Stock or (b) owns 100% of the outstanding shares of Common Stock. However, Emerson’s, Emerson Sub’s and New AspenTech’s agreements under the Stockholders Agreement with respect to the following provisions will survive the termination of the Stockholders Agreement: confidentiality, corporate opportunities, cooperation with respect to third-party litigation, privilege and dispute resolution and certain miscellaneous provisions.

Registration Rights Agreement

At the Closing, New AspenTech entered into the Registration Rights Agreement with Emerson Sub granting Emerson Sub certain registration rights with respect to its registrable securities consisting of shares of Common Stock.

A copy of the Registration Rights Agreement is attached hereto as Exhibit 99.6 and is incorporated herein by reference. The following summary of the terms of the Registration Rights Agreement is not a complete description thereof and is qualified in its entirety by the full text thereof.

Emerson Sub may require New AspenTech pursuant to a demand to register all or any portion of these registrable securities under the Securities Act or the Exchange Act for their public offering, listing or trading. New AspenTech will not be obligated to effect a demand registration (i) within 60 days after the effective date of a previous demand registration, other than a shelf registration, or (ii) if the demand request is for a number of registrable securities with a market value of less than $50 million.

Subject to certain exceptions, New AspenTech may defer the filing of a registration statement after a demand request has been made if: (i) the New AspenTech Board determines in good faith that such registration would be materially detrimental to New AspenTech and its stockholders, or (ii) prior to receiving such demand request, the New AspenTech Board had determined to effect a registered underwritten public offering of New AspenTech securities for its account, New AspenTech had taken substantial steps to effect such offering and the managing underwriter for such offering has determined that the filing of the requested registration statement at the time and on the requested terms would materially and adversely affect such underwritten public offering of New AspenTech securities for New AspenTech’s account.

In addition, Emerson Sub has piggyback registration rights, which means that Emerson Sub and its permitted transferees who have agreed to be bound by the Registration Rights Agreement may include their registrable securities in future registrations of equity securities by New AspenTech, whether or not that registration relates to a primary offering by New AspenTech or a secondary offering by or on behalf of any other stockholders of New AspenTech.

The demand registration rights and piggyback registration rights are each subject to market cut-back exceptions, with specified priorities.

New AspenTech will pay all reasonable out-of-pocket fees and expenses in connection with any registration pursuant to the Registration Rights Agreement, except underwriting discounts, commissions or fees attributable to the sale of shares by the registering stockholder. The Registration Rights Agreement sets forth customary registration procedures, including an agreement by New AspenTech to make its management available for road show presentations and other information meetings reasonably organized by the underwriters in connection with any underwritten offerings. New AspenTech also agrees to indemnify Emerson Sub and its affiliates, to the fullest extent permitted by law, with respect to liabilities resulting from untrue statements of a material fact or omissions of a material fact in any registration statement used in any such registration, other than untrue statements or omissions resulting from information furnished to New AspenTech for use in the registration statement by Emerson Sub or the registering stockholder.

Emerson Sub may transfer its rights under the Registration Rights Agreement to any permitted transferee under the Stockholders Agreement who becomes a party to, and agrees to be bound by the terms of, the Registration Rights Agreement. The rights of Emerson Sub and its permitted transferees under the Registration Rights Agreement will remain in effect with respect to the registrable securities covered by the agreement until those securities: (i) have been sold pursuant to an effective registration statement under the Securities Act; (ii) have been sold to the public pursuant to Rule 144 under the Securities Act; (iii) have been transferred in a transaction where the subsequent public distribution of the securities would not require registration under the Securities Act or any similar state law; (iv) are no longer outstanding; (v) in the case of registrable securities held by a holder other than Emerson Sub or its affiliates, such holder holds less than 5% of the then outstanding registrable securities and such securities are eligible for sale pursuant to Rule 144 under the Securities Act; or (vi) in the case of registrable securities held by Emerson Sub or one of its affiliates, Emerson Sub or its respective affiliate ceases to beneficially own any registrable securities or, if earlier, upon written agreement of New AspenTech and Emerson Sub.

Tax Matters Agreement

At the Closing, New AspenTech and Emerson entered into the Tax Matters Agreement, which governs the parties’ respective rights, responsibilities and obligations with respect to taxes of the holding company that, directly or indirectly, held the Emerson Industrial Software Business and was contributed to New AspenTech in connection with the Closing and such holding company’s subsidiaries at the time of such contribution (together the “Emerson Contributed Subsidiaries”), including taxes arising in the ordinary course of business, taxes, if any, incurred as a result of the Transactions, the restructuring transactions undertaken by Emerson and its affiliates prior to the Closing (the “Pre-Closing Restructuring”), and taxes resulting from any failure of the Transactions or the Pre-Closing Restructuring to qualify for tax-free treatment for U.S. federal income tax purposes. The Tax Matters Agreement also sets forth the respective obligations of the parties with respect to the filing of tax returns, the allocation and utilization of tax attributes and benefits, tax elections, the administration of tax contests and assistance and cooperation on tax matters.

A copy of the Tax Matters Agreement is attached hereto as Exhibit 99.7 and is incorporated herein by reference. The following summary of the terms of the Tax Matters Agreement is not a complete description thereof and is qualified in its entirety by the full text thereof.

In general, the Tax Matters Agreement governs the rights and obligations that New AspenTech and Emerson have after the Transactions with respect to taxes of New AspenTech and the Emerson Contributed Subsidiaries for both pre- and post-closing tax periods. Under the Tax Matters Agreement, Emerson generally will be responsible for all of the pre-closing taxes of the Emerson Contributed Subsidiaries that are reported on consolidated or combined income tax returns with Emerson or any of its affiliates. New AspenTech will generally be responsible for all other taxes of the Emerson Contributed Subsidiaries for pre-closing tax periods, as well as the taxes for post-closing tax periods attributable to New AspenTech and the Emerson Contributed Subsidiaries, whether reported on consolidated or combined tax returns with Emerson or any of its affiliates or otherwise.

In the Tax Matters Agreement, New AspenTech agrees to certain covenants that contain restrictions on activities of New AspenTech, which restrictions are generally intended to preserve the tax-free treatment of the Transactions and the tax-free treatment of certain of the transactions forming part of the Pre-Closing Restructuring. New AspenTech may take certain actions otherwise prohibited by these covenants only if New AspenTech and Emerson obtain a ruling from the Internal Revenue Service or New AspenTech obtains an unqualified opinion from a tax adviser reasonably acceptable to Emerson, in each case, to the effect that such action will not affect the tax-free treatment of these transactions. New AspenTech will be barred from taking any action, or failing to take any action, where such action or failure to act adversely affects or could reasonably be expected to adversely affect the tax-free treatment of the Transactions or the Pre-Closing Restructuring, for all relevant time periods. In addition, for a period of two years after the Closing, New AspenTech agrees not to:

•	discontinue the active conduct of specified trades or businesses conducted by certain of the Emerson Contributed Subsidiaries (the “Specified Subsidiaries”), or dispose of the stock of any of the Specified Subsidiaries;

•	cause a Specified Subsidiary to repurchase any of its equity interests;

•	cause a Specified Subsidiary to, merge, consolidate or amalgamate with any other person, unless, in the case of a merger or consolidation, such Specified Subsidiary is the survivor of the merger, consolidation or amalgamation;

•	cease to own, indirectly, 100% of the equity interests of any Specified Subsidiary;

•	subject to certain exceptions, issue or sell any of its stock or other securities (including securities convertible into Common Stock but excluding certain compensatory arrangements);

•	subject to certain exceptions, participate in any transaction or business combination which would result in any person acquiring, directly or indirectly, any stock of a Specified Subsidiary;

•	amend the certificate of incorporation (or other organizational documents of New AspenTech) or take any other action, whether through a stockholder vote or otherwise, affecting the voting rights of equity interests of New AspenTech or the equity interests of the Specified Subsidiaries; and

•	contribute or otherwise transfer any equity interests in certain of the Emerson Contributed Subsidiaries to an entity treated as a corporation for U.S. federal income tax purposes.

New AspenTech generally agrees to indemnify Emerson and its affiliates against any and all tax-related liabilities incurred by them relating to the Transactions or the Pre-Closing Restructuring to the extent caused by any action of New AspenTech. The indemnification will apply even if New AspenTech is permitted to take an action that would otherwise have been prohibited under the tax-related covenants described above.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons

Exhibit 99.2	Transaction Agreement and Plan of Merger, dated October 10, 2021, among Aspen Technology, Inc., Emerson Electric Co., EMR Worldwide Inc., Emersub CX, Inc., and Emersub CXI, Inc. (incorporated by reference to Annex A to Aspen Technology, Inc.’s Registration Statement on Form S-4 declared effective on April 18, 2022)

Exhibit 99.3	Amendment No. 1, dated as of March 23, 2022, to the Transaction Agreement and Plan of Merger, dated as of October 10, 2021, among Aspen Technology, Inc., Emerson Electric Co., EMR Worldwide Inc., Emersub CX, Inc., and Emersub CXI, Inc. (incorporated by reference to Annex A to Aspen Technology, Inc.’s Registration Statement on Form S-4 declared effective on April 18, 2022)

Exhibit 99.4	Amendment No. 2, dated as of May 3, 2022, to the Transaction Agreement and Plan of Merger, dated as of October 10, 2021, as amended by Amendment No. 1 dated as of March 23, 2022, among Aspen Technology, Inc., Emerson Electric Co., EMR Worldwide Inc., Emersub CX, Inc., and Emersub CXI, Inc. (incorporated by reference to Exhibit 2.1 to Aspen Technology, Inc.’s Form 8-K filed on May 4, 2022)

Exhibit 99.5

Stockholders Agreement, dated as of May 16, 2022, among Emerson Electric Co., EMR Worldwide Inc. and Aspen Technology, Inc. (incorporated by reference to Exhibit 10.1 to Aspen Technology, Inc.’s Form 8-K filed on May 17, 2022)

Exhibit 99.6	Registration Rights Agreement, dated as of May 16, 2022, between EMR Worldwide Inc. and Aspen Technology, Inc. (incorporated by reference to Exhibit 10.2 to Aspen Technology, Inc.’s Form 8-K filed on May 17, 2022)

Exhibit 99.7

Tax Matters Agreement, dated as of May 16, 2022, between Emerson Electric Co. and Aspen Technology, Inc. (incorporated by reference to Exhibit 10.3 to Aspen Technology, Inc.’s Form 8-K filed on May 17, 2022)

Exhibit 99.8	Indenture dated as of December 10, 1998, between the Company and Wells Fargo Bank National Association, as successor trustee to The Bank of New York Mellon Trust Company, N.A. (successor to The Bank of New York Mellon (formerly known as the Bank of New York)), as trustee (incorporated by reference to Exhibit 4(b) to Emerson Electric Co.’s 1998 Form 10-K, File No. 1-278)

Exhibit 99.9	2.000% Notes due 2028 (incorporated by reference to Exhibit 4.2 to Emerson Electric Co.’s Form 8-K filed on December 21, 2021)

Exhibit 99.10	2.200& Notes due 2031 (incorporated by reference to Exhibit 4.3 to Emerson Electric Co.’s Form 8-K filed on December 21, 2021)

Exhibit 99.11	2.800% Notes due 2051 (incorporated by reference to Exhibit 4.4 to Emerson Electric Co.’s Form 8-K filed on December 21, 2021)

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2022

EMERSON ELECTRIC CO.

By:	/s/ John A. Sperino
Name:	John A. Sperino
Title:	Vice President and Assistant Secretary

EMR HOLDINGS, INC.

By:	/s/ John A. Sperino
Name:	John A. Sperino
Title:	Vice President and Secretary

EMR WORLDWIDE INC.

By:	/s/ John A. Sperino
Name:	John A. Sperino
Title:	Vice President and Secretary

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

EMERSON ELECTRIC CO.

The following table sets forth certain information with respect to the directors and executive officers of Emerson Electric Co. The business address of each director and executive officer of Emerson Electric Co. is 8000 West Florissant Avenue, St. Louis, MO 63136.

Name	Present Principal Occupation or Employment	Citizenship

James S. Turley (Director)	Chair of the Board, Emerson St. Louis, MO	United States
Mark A. Blinn (Director)	Director, Emerson St. Louis, MO	United States
Joshua B. Bolten (Director)	President and Chief Executive Officer, Business Roundtable Washington D.C.	United States
Martin S. Craighead (Director)	Director, Emerson St. Louis, MO	United States
William H. Easter III (Director)	Director, Emerson St. Louis, MO	United States
Gloria A. Flach (Director)	Director, Emerson St. Louis, MO	United States
Arthur F. Golden (Director)	Senior Counsel, Davis Polk & Wardwell New York, NY	United States
Candace Kendle (Director)	Director, Emerson St. Louis, MO	United States
Lori Lee (Director)	CEO, AT&T Latin America & Global Marketing Officer, AT&T Inc. Dallas, TX	United States
Matthew S. Levatich (Director)	Director, Emerson St. Louis, MO	United States
Surendralal (Lal) L. Karsanbhai (Director, President and Chief Executive Officer)	President and Chief Executive Officer, Emerson St. Louis, MO	United States
Frank J. Dellaquila	Senior Executive Vice President and Chief Financial Officer, Emerson St. Louis, MO	United States
Ram R. Krishnan	Executive Vice President and Chief Operating Officer, Emerson St. Louis, MO	United States
Mark J. Bulanda	Executive President - Automation Solutions, Emerson St. Louis, MO	United States
James P. Froedge	Executive President - Commercial & Residential Solutions, Emerson St. Louis, MO	United States

Name	Present Principal Occupation or Employment	Citizenship

Sara Y. Bosco	Senior Vice President, Secretary and General Counsel, Emerson St. Louis, MO	United States
Katherin Button Bell	Senior Vice President and Chief Marketing Officer, Emerson St. Louis, MO	United States
Lisa A. Flavin	Senior Vice President and Chief Compliance Officer, Emerson St. Louis, MO	United States
Michael H. Train	Senior Vice President and Chief Sustainability Officer, Emerson St. Louis, MO	United States
Elizabeth M. Adefioye	Chief People Officer, Emerson St. Louis, MO	United Kingdom
Michael J. Baughman	Vice President, Controller and Chief Accounting Officer, Emerson St. Louis, MO	United States

SCHEDULE II

DIRECTORS AND EXECUTIVE OFFICERS OF

EMR HOLDINGS, INC.

The following table sets forth certain information with respect to the directors and executive officers of EMR Holdings, Inc. The business address of each director and executive officer of EMR Holdings, Inc. is 8000 West Florissant Avenue, St. Louis, MO 63136.

Name	Present Principal Occupation or Employment	Citizenship

Keith Pickerel (Director, President)	Director, State & Local Taxes, Emerson St. Louis, MO	United States
John A. Sperino (Director, Vice President & Secretary)	Vice President - Governance & Securities and Assistant Secretary, Emerson St. Louis, MO	United States
Kirk A. Wippermann (Director)	Vice President International Tax, Emerson St. Louis, MO	United States

SCHEDULE III

DIRECTORS AND EXECUTIVE OFFICERS OF

EMR WORLDWIDE INC.

The following table sets forth certain information with respect to the directors and executive officers of EMR Worldwide Inc. The business address of each director and executive officer of EMR Worldwide, Inc. is 8000 West Florissant Avenue, St. Louis, MO 63136.

Name	Present Principal Occupation or Employment	Citizenship

John A. Sperino (Director, President & Secretary)	Vice President - Governance & Securities and Assistant Secretary, Emerson St. Louis, MO	United States
James H. Thomasson (Director)	Vice President & Treasurer, Emerson St. Louis, MO	United States
Kirk A. Wippermann (Director, Vice President & Assistant Treasurer)	Vice President International Tax, Emerson St. Louis, MO	United States
Vincent Servello (Vice President)	Vice President, Strategy & Corporate Development, Emerson St. Louis, MO	United States